UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2013

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: April 15, 2012

The Company’s parent Company, Priortech Ltd. (“Priortech”), which is a publicly traded company on the Tel-Aviv Stock Exchange, is required to implement, as of January 1, 2007, Accounting Standard No. 30 of the Israel Accounting Standard Board (the “Standard”).

Details regarding the Standard and its implementation, as reflected on Priortech’s consolidated statements for the years 2007 to 2011 and the first, second and third quarters of 2012, were given in the Company’s previous reports concerning the Standard.

The net amount of capitalized development expenses reflected on Priortech’s consolidated statements for the year ended December 31, 2012 is US$(150) thousands.

Another item of disclosure on Priortech’s reports reflects the fact that on December 31, 2012, Camtek was engaged in hedging transactions in US Dollars on the NIS exchange rate. The open hedging transactions as of December 31, 2012, are displayed in the following table:

Base Amount	Deal Type	Expiry Date	Trade Date	Strike Rate	Bank Evaluation US$
-400,000	Bought Eu.Opt	27/03/2013	14/05/2012	3.7500	6,389
400,000	Sold Eu.Opt	27/03/2013	14/05/2012	4.0500	-685
-400,000	Bought Eu.Opt	26/02/2013	14/05/2012	3.7500	5,429
400,000	Sold Eu.Opt	26/02/2013	14/05/2012	4.0400	-218
-300,000	Bought Eu.Opt	29/01/2013	14/05/2012	3.7500	3,171
300,000	Sold Eu.Opt	29/01/2013	14/05/2012	4.0320	-17
200,000	Sold Eu.Opt	26/02/2013	23/07/2012	4.1790	-29
-200,000	Sold Eu.Opt	26/02/2013	23/07/2012	3.9700	12,472
200,000	Sold Eu.Opt	27/03/2013	23/07/2012	4.1840	-104
-200,000	Sold Eu.Opt	27/03/2013	23/07/2012	3.9700	12,590
200,000	Sold Eu.Opt	25/06/2013	08/11/2012	4.0030	-1,276
-200,000	Sold Eu.Opt	25/06/2013	08/11/2012	3.8600	8,368
200,000	Sold Eu.Opt	28/05/2013	23/10/2012	4.0000	-1,034
-200,000	Sold Eu.Opt	28/05/2013	23/10/2012	3.7770	4,927
200,000	Sold Eu.Opt	26/04/2013	23/10/2012	4.0000	-733
-200,000	Sold Eu.Opt	26/04/2013	23/10/2012	3.7750	4,446
200,000	Sold Eu.Opt	25/06/2013	23/10/2012	4.0000	-1,294
-200,000	Sold Eu.Opt	25/06/2013	23/10/2012	3.7800	5,347
200,000	Sold Eu.Opt	28/05/2013	08/11/2012	4.0000	-1,034
-200,000	Sold Eu.Opt	28/05/2013	08/11/2012	3.8600	8,101
200,000	Sold Eu.Opt	26/04/2013	08/11/2012	4.0000	-733
-200,000	Sold Eu.Opt	26/04/2013	08/11/2012	3.8600	7,766
-400,000	Bought Eu.Opt	29/01/2013	02/05/2012	3.8600	2,087
400,000	Sold Eu.Opt	29/01/2013	02/05/2012	4.0120	-35